Exhibit 99.2

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JANUARY 31, 20081

The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $715 million for the twelve months ended January 31, 2008. The Bank’s reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes, of $5,303 million for the twelve months ended January 31, 2008, which was 7.4 times the Bank’s interest requirements. On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,607 million, which was 7.8 times its interest requirements.

1  The Bank’s financial results have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this report are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. See page 6 of the Bank’s First Quarter 2008 Report to Shareholders for a reconciliation between the Bank’s reported and adjusted results.